SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

VIASYS HEALTHCARE INC.

(Name of Subject Company)

VIASYS HEALTHCARE INC.

 (Name of Persons Filing Statement)

Common Stock, $.01 Par Value

(Title of Class of Securities)

92553Q209

(CUSIP Number of Class of Securities)

Matthew M. Bennett

Executive Vice President, Legal, Business Development

and Regulatory and Quality Affairs, and Secretary

VIASYS Healthcare Inc.

227 Washington Street, Suite 200

Conshohocken, Pennsylvania 19428

(610) 862-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Timothy Maxwell

Brian C. Miner

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 8.  ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following under “Regulatory Approvals — (b) Foreign Antitrust Approvals”:

On May 29, 2007, Cardinal Health received clearance from the German Federal Cartel Office, which is the relevant governmental authority in Germany.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIASYS HEALTHCARE INC.
(Registrant)

Date: May 30, 2007

	By:	/s/ Randy H. Thurman
		Name:	Randy H. Thurman
		Title:	Chairman, President and Chief
Executive Officer